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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 6-K/A
                                 Amendment No. 1

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2002

                                   Enodis plc

                     Washington House, 40-41 Conduit Street
                         London, W1S 2YQ, United Kingdom
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F:    X                  Form 40-F:  _____
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         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes:   _______           No:    X
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This Amendment No. 1 supplements the Form 6-K for the month of April 2002 filed on April 15, 2002. On April 24, 2002, Enodis plc distributed the following press release:

Enodis plc Announces Sale of Belshaw Brothers Inc

London April 24th, 2002. Enodis plc, a world leading food service equipment manufacturer, announces that it has sold Belshaw Brothers Inc (`Belshaw') for a cash consideration of $24.2 million ((pound)16.7 million). The consideration, net of expenses, will be used by Enodis plc to reduce debt.

Belshaw, a Seattle based manufacturer of doughnut making equipment, is being purchased by Aga Foodservice Group plc.

As at 31 March 2002, Belshaw had a net asset value of $5.9 million (excluding goodwill and inter company balances). In the year to 31 March 2002, the business contributed $21.5 million to sales and $4.9 million to operating profit.

Commenting on the sale, Andrew Allner, Chief Executive Officer, said:

"This transaction, following the disposal of Sammic last December and our recent successful Rights Issue, represents another step in implementing our strategy to reduce debt and improve the focus on our core businesses.

Our aim is to consolidate and extend our position as the world's leading manufacturer of heavy core commercial food service equipment through product, distribution and service excellence."

This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent the Company's expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance and plans. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors. Factors that could cause the Company's results to differ materially from its expectations include: the Company's substantial debt obligations and restrictive covenants; susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; its ability to realize cost savings from its cost reduction program; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under "Risk Factors" in the Company's Form 20-F filed with the SEC.

Enquiries:
Enodis plc, London
Andrew Allner            011 44 20 7 304 6006

Financial Dynamics
Richard Mountain         011 44 20 7269 729

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ENODIS PLC

April 24, 2002                     By:   /s/ Stuart Miller
                                       -----------------------------------------
                                       Name:   Stuart Miller
                                       Title:  Chief Financial Officer - Group